SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2012

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐ No  ☒

Table of Contents

Press Release of May 14, 2012 — Coca-Cola Hellenic Bottling Company S.A. announces the publication of supplementary prospectus relating to the EUR 3,000,000,000 Euro Medium Term Note Programme of Coca-Cola HBC Finance B.V.

Press Release of June 25, 2012 — Coca-Cola Hellenic Bottling Company S.A. announces resolutions of the Annual General Meeting of shareholders held on 25 June 2012.

Press Release of June 28, 2012 — Coca-Cola Hellenic publishes its ninth CSR report and announces the completion of its water stewardship programme across its operations.

Coca-Cola Hellenic Bottling Company S.A.

announces the publication of supplementary prospectus relating to the

EUR 3,000,000,000 Euro Medium Term Note Programme of Coca-Cola HBC

Finance B.V.

Athens, Greece — 14 May 2012 - Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola Hellenic) announced today that the following supplementary prospectus has been approved by the UK Listing Authority.

Supplementary Prospectus dated 11th May 2012 to the Base Prospectus in respect of the €3,000,000,000 Euro Medium Term Note Programme of Coca-Cola HBC Finance B.V. as issuer and Coca-Cola Hellenic Bottling Company S.A. as guarantor.

The Supplementary Prospectus approval relates to the ongoing update of the €3,000,000,000 Euro Medium Term Note Programme and incorporates by reference the interim results of Coca-Cola Hellenic for the three months ended 30 March 2012.

To view the full text of the 11th May supplementary prospectus, please paste the following URL into the address bar of your browser:

http://www.coca-colahellenic.com/investorrelations/Debtholders/Fundingsources/

ENQUIRIES

Oya Gur Investor Relations Director	Tel: +30 210 618 3255 email : oya.gur@cchellenic.com

Panagiotis Vergis Investor Relations Manager	Tel: +30 210 618 3124 email : panagiotis.vergis@cchellenic.com

European press contact: Pendomer Communications LLP Greg Quine	Tel: (+44) 0 203 6035 222 email: greg.quine@pendomer.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is the second-largest bottler of products of The Coca-Cola Company in terms of volume with sales of more than 2 billion unit cases. It has broad geographic footprint with operations in 28 countries serving a population of more than 570 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

Coca-Cola Hellenic Bottling Company S.A.

announces resolutions of the Annual General Meeting

of shareholders held on 25 June  2012

Athens, Greece — 25 June 2012 - The Annual General Meeting of the shareholders of Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola Hellenic, Company) took place on Monday 25 June 2012, 619 shareholders representing 252,903,676 shares, i.e. 69.65% of the Company’s share capital, were present or represented and voted at the Meeting.

The following items on the Agenda were discussed and the following decisions were taken:

1)             The Management Report by the Board of Directors and the Audit Report by the Company’s Statutory Auditor-Accountant on the Company’s Financial Statements and activities for the fiscal year which ended on 31.12.2011 were submitted.

2)             The Company’s annual Financial Statements and the consolidated Financial Statements for the fiscal year which ended on 31.12.2011 were submitted and approved.

3)             The members of the Board of Directors and the Auditors of the Company were discharged from any liability for their activities during the fiscal year which ended on 31.12.2011.

4)             The remuneration of the members of the Board of Directors for their participation in the meetings of the Board of Directors and for their services to the Company for the fiscal year 2011 was approved and their remuneration for the fiscal year 2012 was pre-approved.

5)             PricewaterhouseCoopers were elected as Statutory Auditors for the fiscal year 2012 and the Board of Directors was authorised to determine their fees.

6)             The election of Mr. Dimitrios Lois as executive member of the Board of Directors was approved, in replacement of Mr. Doros Constantinou.

7)             It is was resolved to decrease the share capital of the Company by the amount of Euro 124,626,096.28 by decreasing the nominal value of the Company’s share by Euro 0.34 per share, from Euro 1.50 to Euro 1.16 per share, and the return of the amount of the decrease to the Company’s shareholders in cash, i.e. a return of Euro 0.34 per share.  Furthermore, the Company’s Board of Directors was authorized to proceed with all necessary actions for the implementation of the return of the amount of the decrease to the shareholders, including by way of indication and without limitation, the determination of the respective ex-rights date, record date and date of commencement of payment of the capital return.  Furthermore, it was proposed to amend Article 3 of the Company’s Articles of Association.

8)             The transfer of the Company’s Greek operating assets and liabilities and its contribution to its wholly-owned subsidiary “ELCHYM S.A.” in accordance with Law

2166/1993 was approved.  In connection therewith, the transformation balance sheet of 31.3.2012, the respective audit report and the draft deed relating to the transaction were approved and the necessary authorisations for its execution and submission to the competent authorities were granted.

9)             The amendment of article 1 of paragraph 2 of the Company’s Articles of Association regarding the distinctive title of the Company was approved.

10)      A share buy-back plan was approved, in accordance with article 16 of Codified Law 2190/1920, up to an amount not exceeding 5% of the Company’s paid up share capital at any given time, which today corresponds to 18,327,367 shares, within a period of 24 months from today, i.e. until 24 June 2014, at a minimum price of 1 Euro per share and a maximum price of 30 Euros per share.

11)      A stock option plan was adopted for the members of the Board of Directors, senior executives and personnel of the Company and its affiliates, in accordance with article 13 par. 13 and 14 of the Codified law 2190/1920.

12)      It was resolved to decrease the share capital of the Company by the amount of Euro 54,982,101.30 by decreasing the nominal value of the Company’s share by Euro 0.15 per share, from Euro 1.16 to Euro 1.01 per share, and to set-off of such reduction against accrued losses of the Company of an equal amount. Furthermore, it was proposed to amend Article 3 of the Company’s Articles of Association.

13)      It was resolved to codify the Company’s Articles of Association in a single document, incorporating the above mentioned amendments approved by the Annual General Meeting.

The breakdown of the votes for each resolution will be posted on the Company website www.coca-colahellenic.com within five (5) days, in accordance with article 32, paragraph 1 of Codified Law 2190/1920.

ENQUIRIES

Oya Gur Investor Relations Director	Tel: +30 210 618 3255 email : oya.gur@cchellenic.com

Panagiotis Vergis Investor Relations Manager	Tel: +30 210 618 3124 email : panagiotis.vergis@cchellenic.com

European press contact: Pendomer Communications LLP Greg Quine	Tel: (+44) 0 203 6035 222 email: greg.quine@pendomer.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is the second-largest bottler of products of The Coca-Cola Company in terms of volume with sales of more than 2 billion unit cases. It has broad geographic footprint with operations in 28 countries serving a population of more than 570 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

Coca-Cola Hellenic publishes its ninth CSR report and announces the completion of its water stewardship programme across its operations

Athens, 28 June 2012 - Against a challenging economic background, Coca-Cola Hellenic, one of Europe’s leading bottlers of non-alcoholic beverages, is reaffirming its commitment to sustainable manufacturing across the 28 countries in which it operates.

Today the company published its ninth Corporate Social Responsibility (CSR) report  highlighting the measurable progress it has made in a range of environmental indicators to conserve some of the planet’s most precious resources. An online version of the report is available at http://csrreport.2011.coca-colahellenic.com/

In preparing the report the company worked to the most stringent criteria and robust international standards and for the second consecutive year, has been independently audited to reach an ‘A+’ rating according to the Global Reporting Initiative (GRI).

WATER STEWARDSHIP

Water stewardship is critical to the company’s ability to grow. “No Water, No Business” was the challenge Coca-Cola Hellenic set for itself in 2008.

Three years later Coca-Cola Hellenic has passed a significant milestone in its comprehensive programme on Water Stewardship.

In 2011, the company met its longstanding goal to ensure that 100% of all wastewater in its 28 countries of operation is treated to levels that support aquatic life. To achieve this, it operates 44 purpose-built on-site effluent treatment facilities.

In addition, absolute water use declined in 2011 for the third consecutive year, and has decreased by 6% since 2004.

Consequently, the company’s operational water footprint today is 58% smaller than it was in 2004 - despite increasing sales volume of 55% in the same period. By 2020, we aim to reduce our relative water consumption by 40% and our operational water footprint by 75% vs 2004.

Source Vulnerability Assessments to analyse the risk of supply and water quality (to the bottling plants and the local communities) have also been completed at all plants.

The company also works to raise awareness of water sustainability, tackle water use in its supply chain and protect its watersheds. A range of water stewardship programmes are in place in communities in partnership with governments, NGOs and conservation groups. In 2011, 5000 volunteers from its operations and in the local community cleaned more than 750 kilometres of river banks, beaches and waterways, reforested more than 200,000 square meters of land and other similar projects.

These achievements across its operations are complemented by alternative energy programmes such as the construction of nine Combined Heat and Power units, the installation of 5.2 MW of solar energy rooftop panels on its Italian bottling plants as well as a geothermal energy recovery project. 87% of production waste is now recycled or recovered, and landfilled waste has dropped 65% despite a 55% higher production volume.

Looking beyond its own operations, Coca-Cola Hellenic works with suppliers and other business partners to address wider sustainability issues. Across its supply chain, packaging is lighter, contains more recycled content is being increasingly recovered.  Coolers are being made more energy-efficient and increasingly use HFC-free refrigerants which do not cause global warming. Suppliers in the agricultural sectors are also being engaged to address their impacts.

In the Community, the company invested €8 million in a host of projects and engaged more than 3 million people in sports and fitness programmes. It continued to actively participate in long-term partnerships, maintaining its status as a Notable Reporter of the UN Global Compact (UNGC), and partnerships with agencies such as UNDP, UNEP and UNESCO.

The company maintains its listing on the FTSE4Good Index for the tenth consecutive year and on the Dow Jones Sustainability World and European STOXX indexes for the fourth year running.

About Coca-Cola Hellenic

Coca-Cola Hellenic is the second-largest bottler of products of The Coca-Cola Company in terms of volume with sales of more than 2 billion unit cases. It has broad geographic footprint with operations in 28 countries serving a population of more than 570 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

MEDIA ENQUIRIES

Katerina Giama Public Affairs Department	Tel: +30 210 618 3332 email : katerina.giama@cchellenic.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

	By:	/s/ Jan Gustavsson
Name: Jan Gustavsson
Title: General Counsel, Director of Strategic Development & Company Secretary

Date: June 29, 2012